UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of	November	,	2010
Commission File Number	001-31930
ANOORAQ RESOURCES CORPORATION
(Translation of registrant’s name into English)
Suite 1020, 800 West Pender Street Vancouver, British Columbia, Canada, V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Consolidated Interim Financial Statements for the three and nine months ended September 30, 2010.
2.	Management's Discussion and Analysis for the three and nine months ended September 30, 2010.
3.	Canadian Form 52-109F2-Certification of Interim Filings – CEO.
4.	Canadian Form 52-109F2-Certification of Interim Filings – CFO.
.

Document 1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED 30 SEPTEMBER 2010

(Unaudited)

(Expressed in Canadian Dollars unless otherwise stated)

These financial statements have not been
reviewed by the Company’s auditors

ANOORAQ RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Financial Position
As at 30 September 2010
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)
			Audited
	Note	30 September 2010	31 December 2009
Assets
Non-current assets
Property, plant and equipment	5	950,698,025	693,393,736
Capital work-in-progress	6	17,368,119	235,838,915
Mineral property interests		13,507,254	13,223,703
Goodwill		12,845,387	12,382,569
Platinum producers’ environmental trust (restricted cash)		2,764,234	2,578,131
Other non-current assets		756	729
Total non-current assets		997,183,775	957,417,783
Current assets
Inventories		3,860,278	1,091,860
Trade and other receivables		27,101,035	23,466,503
Cash and cash equivalents		30,904,750	30,947,511
Restricted cash		1,342,145	1,291,348
Total current assets		63,208,208	56,797,222
Total assets		1,060,391,983	1,014,215,005
Equity and Liabilities
Equity
Share capital		229,694,788	229,631,388
Foreign currency translation reserve		(6,806,805)	(9,390,899)
Hedging reserve		(4,055,690)	(731,293)
Share-based payment reserve		21,349,459	19,770,786
Accumulated loss		(145,117,428)	(111,798,092)
Total equity attributable to equity holders of the Group		95,064,324	127,481,890
Non-controlling interest		55,509,078	82,025,730
Total equity		150,573,402	209,507,620
Liabilities
Non-current liabilities
Loans and borrowings	7	664,055,977	555,509,417
Deferred taxation		208,046,275	213,484,109
Provisions		7,474,679	7,021,038
Derivative liability		4,823,719	1,590,945
Total non-current liabilities		884,400,650	777,605,509
Current liabilities
Trade and other payables		25,417,931	26,948,647
Current tax payable		-	153,229
Total current liabilities		25,417,931	27,101,876
Total liabilities		909,818,581	804,707,385
Total equity and liabilities		1,060,391,983	1,014,215,005

Approved by the Board of Directors on 11 November 2010

/s/ Philip Kotze	/s/ Fikile De Buck

Philip Kotze (Director)	Fikile De Buck (Director)

ANOORAQ RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Comprehensive Loss
For the period ended 30 September 2010
(Unaudited - Expressed in Canadian Dollars)
	Note	Three months ended 30 September		Nine months ended 30 September
		2010	2009	2010	2009
			Restated		Restated
			(Note 4)		(Note 4)
Revenue		34,481,850	27,805,577	105,042,863	27,805,577
Cost of sales		(44,528,975)	(40,491,600)	(121,080,564)	(40,491,600)
Gross loss		(10,047,125)	(12,686,023)	(16,037,701)	(12,686,023)
Administrative expenses		(6,110,391)	(2,913,138)	(12,055,235)	(8,838,747)
Other operating expenses		(3,919)	(31,943)	(340,225)	(91,665)
Transaction costs		(595)	(276,638)	(51,625)	(7,498,775)
Other income		128,375	78,927	210,992	105,234
Operating loss		(16,033,655)	(15,828,815)	(28,273,794)	(29,009,976)
Finance income		273,545	380,775	856,560	449,369
Finance expense		(18,908,247)	(8,793,750)	(46,504,749)	(9,985,062)
Net finance expense		(18,634,702)	(8,412,975)	(45,648,189)	(9,535,693)
Share of loss of equity accounted investees (net of income tax)		-	-	-	(212,423)
Loss before income tax		(34,668,357)	(24,241,790)	(73,921,983)	(38,758,092)
Income tax		6,530,062	5,495,022	12,669,211	5,495,022
Loss for the period		(28,138,295)	(18,746,768)	(61,252,772)	(33,263,070)

Other comprehensive income/(loss)
Foreign currency translation differences for foreign operations		8,118,906	(10,138,564)	3,789,752	(21,592,220)
Effective portion of changes in fair value of cash flow hedges		(1,177,448)	(180,759)	(3,113,271)	(180,759)
Other comprehensive income /(loss) for the period, net of income tax		6,941,458	(10,319,323)	676,481	(21,772,979)
Total comprehensive loss for the period		(21,196,837)	(29,066,091)	(60,576,291)	(55,036,049)
Loss attributable to:
Owners of the Company		(15,495,792)	(10,833,347)	(33,319,336)	(25,349,649)
Non-controlling interest		(12,642,503)	(7,913,421)	(27,933,436)	(7,913,421)
Loss for the period		(28,138,295)	(18,746,768)	(61,252,772)	(33,263,070)

Total comprehensive loss attributable to:
Owners of the Company		(11,780,135)	(16,535,612)	(34,059,639)	(42,505,570)
Non-controlling interest		(9,416,702)	(12,530,479)	(26,516,652)	(12,530,479)
Total comprehensive loss for the period		(21,196,837)	(29,066,091)	(60,576,291)	(55,036,049)
Earnings per share
Basic and diluted loss per share		(0.04)	(0.04)	(0.08)	(0.10)

ANOORAQ RESOURCES CORPORATION
Condensed Consolidated Interim Statement of Changes in Equity
For the period ended 30 September 2010
(Unaudited - Expressed in Canadian Dollars)
	Attributable to equity holders of the Company
	Share Capital	Treasury Shares	Convertible preference shares	Foreign currency translation reserve	Share-based payment reserve	Hedging reserve	Accumulated loss	Total	Non-controlling interest	Total
For the period ended 30 September 2009 (Restated)
Balance at 1 January 2009	54,948,340	-	-	129,684	17,584,974	-	(76,266,461)	(3,603,463)	-	(3,603,463)
Arising from business acquisition	-	-	-	-	-	-	-	-	104,680,028	104,680,028
Total comprehensive income/(loss) for the period
Loss for the period	-	-	-	-	-	-	(25,349,649)	(25,349,649)	(7,913,421)	(33,263,070)
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	(16,975,162)	-	-	-	(16,975,162)	(4,617,058)	(21,592,220)
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	(180,759)	-	(180,759)	-	(180,759)
Total other comprehensive loss	-	-	-	(16,975,162)	-	(180,759)	-	(17,155,921)	(4,617,058)	(21,772,979)
Total comprehensive loss for the period	-	-	-	(16,975,162)	-	(180,759)	(25,349,649)	(42,505,570)	(12,530,479)	(55,036,049)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Ordinary shares issued	16,502,324	(5,190,894)	-	-	-	-	-	11,311,430	-	11,311,430
Preference shares issued	-	-	162,910,000	-	-	-	-	162,910,000	-	162,910,000
Share-based payment transactions	895,657	-	-	-	1,875,536	-	-	2,771,193	-	2,771,193
Total contributions by and distributions to owners	17,397,981	(5,190,894)	162,910,000	-	1,875,536	-	-	176,992,623	-	176,992,623
Balance at 30 September 2009	72,346,321	(5,190,894)	162,910,000	(16,845,478)	19,460,510	(180,759)	(101,616,110)	130,883,590	92,149,549	223,033,139

For the period ended 30 September 2010
Balance at 1 January 2010	71,713,114	(4,991,726)	162,910,000	(9,390,899)	19,770,786	(731,293)	(111,798,092)	127,481,890	82,025,730	209,507,620
Total comprehensive income/(loss) for the period
Loss for the period	-	-	-	-	-	-	(33,319,336)	(33,319,336)	(27,933,436)	(61,252,772)
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	2,584,094	-	(211,126)	-	2,372,968	1,416,784	3,789,752
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	(3,113,271)	-	(3,113,271)	-	(3,113,271)
Total other comprehensive loss	-	-	-	2,584,094	-	(3,324,397)	-	(740,303)	1,416,784	676,481
Total comprehensive loss for the period	-	-	-	2,584,094	-	(3,324,397)	(33,319,336)	(34,059,639)	(26,516,652)	(60,576,291)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions	-	-	-	-	1,578,673	-	-	1,578,673	-	1,578,673
Share issue	63,400	-	-	-	-	-	-	63,400	-	63,400
Total contributions by and distributions to owners	63,400	-	-	-	1,578,673	-	-	1,642,073	-	1,642,073
Balance at 30 September 2010	71,776,514	(4,991,726)	162,910,000	(6,806,805)	21,349,459	(4,055,690)	(145,117,428)	95,064,324	55,509,078	150,573,402

ANOORAQ RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Cash Flows
For the period ended 30 September 2010
(Unaudited - Expressed in Canadian Dollars)
	Note	Three months ended 30 September		Nine months ended 30 September
		2010	2009	2010	2009
			Restated		Restated
Cash flows from operating activities			(Note 4)		(Note 4)
Cash utilised by operations	8	(6,133,339)	(26,343,943)	(11,722,149)	(23,674,579)
Interest received		249,047	380,775	764,530	449,369
Interest paid		(665)	-	(13,419)	-
Taxation paid		-	-	(299,394)	-
Cash utilised by operating activities		(5,884,957)	(25,963,168)	(11,270,432)	(23,225,210)
Cash flows from investing activities
Additions to property, plant and equipment		(7,427,473)	(10,370,098)	(18,273,390)	(10,371,927)
Acquisition of cash in a business combination- Bokoni		-	3,576,912	-	3,576,912
Bokoni Mine acquisition		-	(119,956,365)	-	(119,956,365)
ESOP Trust contribution		-	(6,741,102)	-	(6,741,102)
Asset acquisition		-	(6,592,523)	-	(6,592,523)
Proceeds on disposal of property, plant and equipment		548	-	47,550	-
Deferred acquisition costs		-	-	-	(6,192,571)
Investment in environmental trusts		-	-	(518)	-
Cash utilised by investing activities		(7,426,925)	(140,083,176)	(18,226,358)	(146,277,576)

Cash flows from financing activities
Vendor claims settled		-	(251,770,000)	-	(251,770,000)
Common shares issued		-	15,869,148	-	15,869,148
“A” Preference shares issued		-	177,720,000	-	177,720,000
“A” Preference shares repaid		-	(1,066,320)	-	(1,066,320)
“B” Preference shares issued		-	162,910,000	-	162,910,000
Long term borrowings raised – Senior debt		-	74,050,000	-	74,050,000
Long term borrowings raised – OCSF		12,031,289	29,531,388	28,441,921	29,531,388
Interest free loan raised – RPM		-	4,267,913	-	4,267,913
Repayment of Anglo Platinum loan		-	(18,079,846)	-	(18,079,846)
Loan costs capitalised		-	(5,006,755)	-	(5,006,755)
Common shares issued		-	-	25,800	-
Cash generated from financing activities		12,031,289	188,425,528	28,467,721	188,425,528
Effect of foreign currency translation		4,152,862	6,857,831	986,308	6,915,200
Net increase/(decrease) in cash and cash equivalents		2,872,269	29,237,015	(42,761)	25,837,942
Cash and cash equivalents, beginning of period		28,032,481	451,601	30,947,511	3,850,674
Cash and cash equivalents, end of period		30,904,750	29,688,616	30,904,750	29,688,616

ANOORAQ RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 30 September 2010
(Unaudited - Expressed in Canadian Dollars)

1.	REPORTING ENTITY

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada.  The condensed consolidated interim financial statements of the Company as at and for the three and nine months ended 30 September 2010 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interests in associates and jointly controlled entities. The consolidated financial statements of the Group as at and for the year ended 31 December 2009 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com.

2.	STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim FinancialReporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2009.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2009, except for the following standards and interpretations adopted in the current financial interim period:

• Amendments to IAS 39, Eligible hedged items
• Amendments to IFRS 2, Share-based payments: vesting conditions and cancellations
• IFRIC 17, Distribution of Non-cash assets to owners
• Various improvements to IFRS 2010
There was no significant impact on these condensed consolidated interim financial statements as a result of adopting these standards and interpretations.
4.	RESTATEMENT OF 30 SEPTEMBER 2009 RESULTS

As a result of an inadvertent accounting error during the quarter ended 30 September 2009, other income was overstated by $3.9 million. Loans and borrowings at 30 September 2009 were understated by $4.1 million as a result of the error. The restated loss for the nine months ended 30 September 2009 is $33.3 million compared to $29.4 million as previously reported (for the three months ended 30 September 2009, the restated loss is $18.7 million compared to  the $14.9 million as previously reported).

In addition to the restatement of the loss for the three and nine months ended 30 September 2009, basic and diluted loss per share have also been restated for a change in the weighted average number of shares due to an inadvertent error in the calculation of the weighted average number of shares. The restated basic and diluted loss per share for the nine months ended 30 September 2009 is $0.10 compared to $0.16 as previously reported (for the three months ended 30 September 2009, the restated basic and diluted loss per share is $0.04 compared to the $0.08 as previously reported).

The statement of cash flows for the three and nine months ended included errors relating to deferred acquisition costs previously capitalised, loan costs capitalised, ESOP Trust contribution, common shares issued and the disclosure of finance income. As a result, the restated cash utilised by operating activities, cash utilised by investing activities and cash generated from financing activities for the nine months ended 30 September 2009 are, $23,225,210, $146,277,576 and $188,425,528 respectively, compared to $20,928,615, $138,427,721 and $173,295,222 respectively, as previously reported (for the three months ended 30 September 2009, the restated cash utilised by operating activities, cash utilised by investing activities and cash generated from financing activities are $25,963,168, $140,083,176 and $188,425,528 respectively, compared to $22,078,614, $126,600,972 and $173,295,222 respectively, as previously reported).

Depreciation was also reclassified to cost of sales as it is more closely aligned to the production process. The reclassification had no impact on earnings. The restated cost of sales for both the nine months and three months ended 30 September 2009 is $40.5 million compared to the $34.6 million as previously reported.

ANOORAQ RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 30 September 2010
(Unaudited - Expressed in Canadian Dollars)
Nine months ended 30 September	Year ended 31 December
2010	2009

5.	PROPERTY, PLANT AND EQUIPMENT

Summary

Cost
Balance at beginning of period	707,131,018	540,482
Arising from business combinations	-	725,226,891
Additions	463,723	31,478
Transferred from capital work-in-progress	239,729,800	9,382,489
Disposals	(251,530)	(49,072)
Adjustment to rehabilitation assets	-	2,691,883
Effect of translation	40,591,237	(30,693,133)
Balance at end of period	987,664,248	707,131,018
Accumulated depreciation
Balance beginning of period	13,737,282	70,847
Charge for the period	21,578,891	13,557,111
Disposals	(125,799)	-
Effect of translation	1,775,849	109,324
Balance at end of period	36,966,223	13,737,282
Carrying value	950,698,025	693,393,736

6.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

Balance at beginning of period	235,838,915	-
Arising from business combination	-	216,194,965
Additions	17,809,667	24,418,832
Transfer to property, plant and equipment	(239,729,800)	(9,382,489)
Capitalisation of borrowing costs	7,644,609	13,580,559
Impairment	(340,225)	-
Effect of translation	(3,855,047)	(8,972,952)
Balance at end of period	17,368,119	235,838,915

Capital work-in-progress is funded through cash generated from operations and available loan facilities.

ANOORAQ RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 30 September 2010
(Unaudited - Expressed in Canadian Dollars)

Nine months ended 30 September 2010	Year ended 31 December 2009

7.	LOANS AND BORROWINGS

Non-current liabilities
Senior Term Loan Facility	83,531,205	71,506,306
Redeemable “A” preference shares (related party)	396,815,860	352,664,289
Rustenburg Platinum Mines – Funding loans (related party)	84,123,708	72,778,897
Rustenburg Platinum Mines – OCSF (related party)	93,793,197	54,050,064
Rustenburg Platinum Mines – Interest free loan (related party)	4,848,208	4,099,586
Rustenburg Platinum Mines – commitment fees (related party)	943,799	410,275
	664,055,977	555,509,417

The carrying value of the Group’s loans and borrowings changed during the period as follows:

Balance at beginning of the period	555,509,417	14,703,416
Senior Term Loan Facility	-	74,050,000
Rustenburg Platinum Mine – Operating Cash flow Shortfall Facility (“OCSF”)	28,441,921	51,330,745
Arising from business combination	-	493,666,666
Rustenburg Platinum Mine – Interest free loan	599,442	4,267,913
Repaid as part of acquisition	-	(251,770,000)
Redeemable “A” preference shares	-	177,720,000
Redemption of “A” preference shares	-	(1,066,320)
Loans repaid	-	(18,049,078)
Loan costs capitalised	-	(4,857,128)
Commitment fee capitalised	(489,302)	(407,076)
Finance expenses accrued	53,689,563	33,028,228
Amortisation of loan costs	459,096	449,149
Commitment fee liability	489,302	407,076
Interest rate swap adjustment	(262,709)	-
Effect of translation	25,619,247	(17,964,174)
Balance at end of period	664,055,977	555,509,417

ANOORAQ RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 30 September 2010
(Unaudited - Expressed in Canadian Dollars)
Three months ended 30 September		Nine months ended 30 September
2010	2009 Restated	2010	2009 Restated

8.	CASH UTILISED BY OPERATIONS

Loss before income tax	(34,668,357)	(24,241,790)	(73,921,983)	(38,758,092)
Adjustments for:
Finance expense	18,908,247	8,793,750	46,504,749	9,985,062
Finance income	(273,545)	(380,775)	(856,560)	(449,369)
Non-cash items:
Depreciation	9,386,448	5,927,746	21,578,891	5,987,468
Equity settled share-based compensation	652,636	-	1,616,273	1,875,536
Loss from equity accounted investees	-	-	-	212,423
Acquisition costs previously capitalized	-	-	-	1,587,959
Impairment of assets	-	-	340,225	-
Loss on disposal of property, plant and equipment	83,258	-	78,181	-
Common shares issued as compensation	-	-	-	895,657
Other	(35,958)	(170,257)	(186,498)	(156,592)
Cash utilised before working capital changes	(5,947,271)	(10,071,326)	(4,846,722)	(18,819,948)
Working capital changes
Decrease/(Increase) in trade and other receivables	3,319,738	(4,539,384)	(796,460)	(4,626,235)
Decrease in trade and other payables	(271,185)	(11,733,233)	(3,503,408)	(228,396)
Increase in inventories	(3,234,621)	-	(2,575,559)	-
Cash utilised by operations	(6,133,339)	(26,343,943)	(11,722,149)	(23,674,579)

ANOORAQ RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 30 September 2010
(Unaudited - Expressed in Canadian Dollars)

9.	SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO (the Group’s chief operating decision maker) reviews internal management reports monthly.  The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine - Mining of PGM’s.
•	Projects - Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.

The majority of operations and functions are performed in South Africa.  An insignificant portion of administrative functions are performed in the Company’s country of domicile.

During the period, the CEO considered earnings before net finance expense, income tax, depreciation and amortisation (“EBITDA”) to be a more appropriate measure of each segment’s performance as compared to “Loss before income tax”. Accordingly, the EBITDA for each segment has been included. All external revenue is generated by the Bokoni Mine segment.

Nine months ended 30 September
	2010			2009 (Restated)
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(2,142,732)	(244,957)	(2,387,689)	(5,867,468)	(172,604,152)	(178,471,620)	(i)
Total Assets	1,062,249,751	12,423,598	1,074,673,349	1,004,287,569	10,800,037	1,015,087,606	(ii)

Three months ended 30 September
	2010			2009 (Restated)
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(163,896)	(224,066)	(387,962)	(5,867,468)	(172,604,152)	(178,471,620)	(i)

(i) EBITDA – nine months ended
EBITDA for reportable segments	(2,387,689)	(178,471,620)
Net finance expense	(45,648,189)	(9,535,693)
Depreciation	(21,578,891)	(5,987,468)
Corporate and consolidation adjustments	(4,307,214)	155,236,689
Consolidated loss before income tax	(73,921,983)	(38,758,092)

EBITDA - three months ended
EBITDA for reportable segments	(387,962)	(178,471,620)
Net finance expense	(18,634,702)	(8,412,975)
Depreciation	(9,386,448)	(5,927,746)
Corporate and consolidation adjustments	(6,259,245)	168,570,551
Consolidated loss before income tax	(34,668,357)	(24,241,790)

(ii) Total assets
Assets for reportable segments	1,074,673,349	1,015,087,606
Corporate and consolidation adjustments	(14,281,366)	(9,181,734)
Consolidated total assets	1,060,391,983	1,005,905,872

10.	RELATED PARTIES

At 31 December 2009, Hunter Dickinson Services Inc. ("HDSI") was a related party as it was a private company owned equally by several public companies, one of which was the Company. During the period Hunter Dickinson Inc (a corporation incorporated under the laws of British Columbia) negotiated the repurchase of all the outstanding shares of HDSI from other HDSI shareholders, including Anooraq Resources Corporation.  The purchase price was $1. As at 30 September 2010, HDSI is not considered a related party.

ANOORAQ RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended 30 September 2010
(Unaudited - Expressed in Canadian Dollars)

11.	SUBSEQUENT EVENTS

There have been no events that have occurred after the reporting date that would have a material impact on the reported results.

Document 2

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

TA B L E   O F   C O N T E N T S

1.1	Date	2
1.2	Overview	3
1.3	Market trends and outlook	16
1.4	Selected Annual Information and results of operations	16
1.5	Liquidity	18
1.6	Capital resources	19
1.7	Off-Balance sheet arrangements	20
1.8	Transactions with related parties	20
1.9	Summary of quarterly results	21
1.10	Proposed transactions	25
1.11	Critical accounting estimates	25
1.12	Changes in accounting policies including initial adoption	28
1.13	Financial instruments and risk management	29
1.14	Other MD&A requirements	32
1.15	Internal controls over financial reporting procedures	33
1.16	Disclosure of outstanding share data	33

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim condensed consolidated financial statements for the nine months ended 30 September 2010 and the annual consolidated financial statements of Anooraq Resources Corporation for the year ended 31 December 2009, which are publicly available on SEDAR at www.sedar.com.

As of 1 January 2009, Anooraq adopted International Financial Reporting Standards (“IFRS”) and the following disclosure, as well as its associated interim condensed consolidated financial statements, have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

This MD&A is prepared as of 11 November 2010.

All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed “forward looking statements”. All statements in this MD&A, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects, are forward looking statements. Anooraq believes that such forward looking statements are based on material factors and reasonable assumptions, including assumptions that: the Bokoni Platinum Mine will continue to achieve production levels similar to previous years; the Ga-Phasha and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no labour shortages or delays are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur. Factors that could cause actual results to differ materially from those in forward looking statements include fluctuations in market prices, the levels of exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, industrial unrest and strikes, political instability, insurrection or war, the effect of HIV/AIDS on labour force availability and turnover, and delays in obtaining government approvals.   Investors are therefore cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward looking statements. Anooraq undertakes no obligation to update these forward-looking statements except as required by law.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This MD&A uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories, not already classified as reserves, will ever be converted into reserves. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This MD&A uses the term “inferred resources”. Anooraq advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

1.2	Overview

Anooraq Resources Corporation (“Anooraq” or “the Company”or “the Group”) is engaged in mining, exploration and development of Platinum Group Metals ("PGM") mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of annual primary platinum supply to international markets.

2009 represented the most important year in Anooraq’s history. With effect from 1 July 2009, the Company transformed from an exploration and development company into a PGM producer. Anooraq, through its wholly owned South African subsidiary Plateau Resources (Proprietary) Limited (“Plateau”), acquired an indirect 51% controlling interest and management control of Bokoni Platinum Mines (Proprietary) Limited (“Bokoni”) (formerly Lebowa Platinum Mine) and several PGM projects, including the advanced stage Ga-Phasha PGM Project (“Ga-Phasha Project”), the Boikgantsho PGM Project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”), collectively, the “Anooraq Group”. These controlling interests were acquired through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings (Proprietary) Limited (“Bokoni Holdco”), the holding company of Bokoni and the other project companies (“Bokoni Group”) on 1 July 2009, referred to as “the Bokoni Transaction”.

Anooraq's objective is to become a significant PGM group with a substantial and diversified PGM asset base, including producing and exploration assets. The acquisition of the controlling interest in Bokoni Holdco is the first stage of advancing the Group’s PGM production strategy and has resulted in the Group controlling a significant mineral resource base of approximately 200 million PGM ounces, the third largest PGM mineral resource base in South Africa. Of this, approximately 110 million PGM ounces is directly attributable to Anooraq.  On implementation of the Bokoni Transaction, Anooraq assumed management control over the Bokoni Group operations. Anglo Platinum Limited (“Anglo Platinum”), a subsidiary of Anglo American Plc, through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”), retained a 49% minority equity interest in Bokoni Holdco. The resultant Group corporate structure is depicted below:

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

Anooraq Resources Corporate Structure

(The above corporate structure is illustrated on a fully diluted share basis, post conversion of the B preference shares)

Plateau is an indirect wholly owned South African subsidiary of Anooraq. Plateau owns the 51% shareholding in Bokoni Holdco.

Black Economic Empowerment

Pelawan Investments (Pty) Ltd (“Pelawan”), the majority shareholder in Anooraq, is a broad based Black Economic Empowerment (“BEE”) entity. Through the Pelawan shareholding, Anooraq and the Bokoni Group remain compliant with the BEE equity requirements as contemplated by South African legislation and its associated charters regarding BEE equity holding requirements.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

Environmental Matters

The South African National Environmental Management Act 107 of 1998 (NEMA), which applies to all prospecting and mining operations, requires that these operations be carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

•	Premature closure
•	Planned decommissioning and closure
•	Post closure management of residual and latent environmental impacts

In respect of Bokoni (discussed in section 1.2.1), an external assessment to determine the environmental closure liability was undertaken in August 2009. As at 31 December 2009, the total environmental rehabilitation liability for Bokoni, in current monetary terms, was estimated to be $12.6 million.

Annual contributions are made to a dedicated rehabilitation trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life.

As at 30 September 2010, the amount invested in the environmental trust fund was $2.8 million. The shortfall of $9.8 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is covered through a guarantee from Anglo Platinum.

Anooraq’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. The Group has incurred, and expects to incur in future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

1.2.1	Bokoni Mine

Bokoni is an operating mine located on the north eastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project. The Bokoni property consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 Reef horizons. Bokoni has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans to 2014. Bokoni has an extensive shallow ore body, capable of supporting a life of mine plan for the next 100 years. Current mining operations are being conducted at shallow depths of approximately 70 meters underground at the UG2 operations and 300 meters underground at the Merensky operations. This benefits Bokoni’s operations as a result of the limited support and refrigeration (and consequent power) requirements at shallower mining depths.

Bokoni is currently producing approximately 100,000 tonnes per month (tpm) of ore from its UG2 and Merensky reef horizons. UG2 production is exclusively from the Middelpunt Hill shaft (MPH) which consists of 4 adits and 2 underground levels. Merensky ore is produced from three shafts,

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010 namely: Vertical shaft, UM2 shaft and Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 35,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to increase from its current production levels of 10,000 tpm over the next two years. The new Brakfontein shaft is in a ramp up phase and is planned to increase from its current production levels of 20,000 tpm, to a steady state production level of 120,000 tpm by 2014. On completion of the initial ramp up phase to 2014, it is anticipated that Bokoni will produce 160,000 tpm of ore (240,000 PGM ounces per annum) consisting of 120,000 tpm from the Merensky reef and 40,000 tpm from the UG2 reef.

Given the magnitude of Bokoni’s ore body, lying open at depth with its numerous attack points, management is of the view that Bokoni has the potential to be developed into a 375,000 tpm (570,000 PGM ounces per annum) steady state operation in the medium to longer term.

The older Vertical and UM2 shafts make use of conventional mining methods for narrow tabular ore bodies. Ore broken in stopes is transported laterally by means of track bound equipment and then hoisted through a vertical shaft system at Vertical shaft and an incline shaft system at UM2 shaft. Bokoni will invest in maintenance of infrastructure at Vertical shaft to sustain mining at current rates for the next four to five years. Additional opportunities, such as vamping, will be employed to supplement volumes from these shafts. Further opportunities to increase the life-of-mine of these shafts will also be investigated in the short to medium term.

The new Brakfontein shaft is being developed on a semi-mechanized basis, using a hybrid mining method, whereby ore broken in stopes is loaded directly onto a strike conveyor belt and taken out of the mine through a main decline conveyer belt system. This results in less human intervention in the hoisting process and a resultant lower unit operating cost of production. Development of haulages and crosscuts are effected by means of mechanized mining methods, and stoping is conducted using hand held electric drilling machines.

The MPH shaft is in the process of converting the transport of broken ore from its current mechanized hauling system to a conveyor belt transport system similar to that of Brakfontein shaft. Vamping opportunities in the older adit areas are being investigated to supplement underground mining production.

Bokoni, at the current metal prices and US$ exchange rates, is cash flow negative at an operational level (before depreciation and interest expense) largely as a result of the shutdown of the concentrator in the third quarter for planned maintenance. Bokoni is expected to become cash flow positive after capital expenditure towards the second half of 2011 if the current commodity prices for the PGM basket and US$ exchange rate against the ZAR continue at current levels.

Financing the Bokoni Transaction

The Company financed the Bokoni Transaction at the Plateau level through a combination of a senior term loan facility (the “Debt Facility”) provided by Standard Chartered Bank ("Standard Chartered”) and a vendor finance facility provided by Anglo Platinum, through its wholly owned subsidiary, RPM (the "Vendor Finance Facility"). In addition, the Company secured an agreement with RPM whereby RPM will provide Plateau with an operating cash flow shortfall facility (the “Plateau OCSF”) of up to a maximum of $110.3 million (ZAR 750 million) and access to RPM’s attributable share of the Bokoni Holdco cash flows (“the standby facility”) which, with the Company’s portion, will provide

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010 up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the Debt Facility.

1.  Debt Facility

Plateau secured the Debt Facility with Standard Chartered for an amount of up to $110.3 million (ZAR 750 million), including capitalized interest up to a maximum of three years or $36.8 million (ZAR 250 million). On 1 July 2009, Standard Chartered advanced $73.6 million (ZAR 500 million) to Plateau, and interest amounting to $14.3 million has been rolled up through 30 September 2010.

The Debt Facility is repayable in 12 semi-annual instalments, with the first payment due on 31 January 2013. Interest is calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (12.345 % at 30 September 2010).

The total amount of the interest payable on the notional amount of the Debt Facility of $73.6 million (ZAR 500 million) drawn down on 1 July 2009 is hedged with effect from 1 July 2009 until 31 July 2012.

The Debt Facility has a term of 108 months from 1 July 2009. Pursuant to the Bokoni Holdco Shareholders Agreement (as defined below), if Plateau's cash flows derived from Bokoni Holdco are insufficient to meet its debt repayment obligations under the Debt Facility, RPM is obligated, pursuant to the standby loan facility, to provide Plateau a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Bokoni Holdco for this purpose (see discussion of Standby loan facility below).

On 11 December 2009, 34% of the Debt Facility was syndicated to First Rand Bank Limited, acting through its Rand Merchant Bank division (“RMB”).

2.  Vendor Finance Facility

RPM provided the Vendor Finance Facility to Plateau consisting of a cash component of $176.5 million (ZAR 1.2 billion) and a share settled component (the "Share-Settled Financing") amounting to $161.8 million (ZAR 1.1 billion).

Cash component

In terms of the cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the "Plateau Preferred A Shares") for an aggregate sum of $176.5 million (ZAR 1.2 billion). These shares are cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12%. The Group is obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years (1 July 2015) of issue, to the extent that the Group is in the position to redeem the shares. Any preference shares not redeemed in six years (at 2015) automatically roll over and must be finally redeemed nine years after issue (at 1 July 2018).

During the three year period prior to the initial maturity date (between 1 July 2012 and 1 July 2015), Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the standby facility (ii) any outstanding amounts owing to RPM in respect of the Plateau OCSF and (iii) any amount owing to

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

RPM in respect of the Plateau Preferred “A” Shares. Plateau is obliged to undertake the refinancing process but, if the debt is not re-financeable based upon the debt capital markets at that time (between 1 July 2012 and 1 July 2015), then there is no sanction on Plateau and all debt will automatically roll over until it is repayable in full by no later than 1 July 2018.

Share Settled Financing – The “B” preference shares

In terms of the Share Settled Financing component, Pelawan, the majority shareholder of Anooraq, established a wholly owned subsidiary (the "Pelawan SPV") and transferred 56,691,303 Anooraq common shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the "SPV Preferred Shares") for an aggregate sum of $161.8 million (ZAR 1.1 billion). Pelawan encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible “B” preferred shares in Plateau for $161.8 million (ZAR 1.1 billion), each such class being convertible into common shares in the capital of Plateau ("Plateau Common Shares") and entitling the holder of the Plateau Common Shares to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Common Shares (“The “B” preference shares”). The “B” preference shares are zero coupon shares and carry no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Anooraq (the "Exchange Agreement"), upon Plateau issuing Plateau Common Shares to the Pelawan SPV, Anooraq will take delivery of all Plateau Common Shares held by the Pelawan SPV and, in consideration thereof, issue to the Pelawan SPV such number of Anooraq common shares that have a value equal to the value of such Plateau Common Shares. The total number of Anooraq common shares to be issued on implementation of the Share Settled Financing arrangement is 227.4 million common shares. Once all the “B” preference shares have been converted into Plateau Common Shares and then into Anooraq common shares, the Company will have fully diluted shares outstanding equal to 425 million common shares of one class (not including any other Anooraq common shares that may hereafter be issued).

The SPV Preferred Shares are convertible in one or more tranches into common shares in the capital of the Pelawan SPV ("SPV Common Shares") immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) 1 July 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Common Shares. Upon the Pelawan SPV converting the SPV Preferred Shares to SPV Common Shares and RPM subscribing for additional SPV Common Shares as a result of the special dividend, the Pelawan SPV will immediately undertake a share buyback of all SPV Common Shares held by RPM and will settle the buyback consideration by delivering to RPM 115.8 million Anooraq common shares.

As and when RPM issues a conversion notice as described above, the Pelawan SPV will require Plateau to convert “B” preference shares in the capital of Plateau into Plateau Common Shares. Immediately thereafter, Anooraq will take delivery of such Plateau Common Shares and issue such number of Anooraq common shares to the Pelawan SPV pursuant to the Exchange Agreement as will enable the Pelawan SPV to buy back the SPV Common Shares from RPM and result in Pelawan continuing to own a minimum 51% shareholding in Anooraq. The total number of Anooraq common shares issuable pursuant to the Exchange Agreement that will continue to be held by the Pelawan SPV is 111.6 million Anooraq shares. Such Anooraq common shares will be subject to a lock-in that will prevent the Pelawan SPV and Pelawan from disposing of such shareholding for so long as Pelawan is

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010 required to maintain a minimum 51% shareholding in Anooraq (at present the contractual lock in provision for Pelawan on all of its shares held in Anooraq remains in place up to 1 January 2015).

The final result of the Share Settled Financing is that: (i) RPM funded a payment of $161.8 million (ZAR 1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million common shares in Anooraq; and (ii) Pelawan will receive an additional 111.6 million common shares in Anooraq.

RPM will be able to trade its 115.8 million Anooraq common shares on an unrestricted basis. RPM is not bound by any contractual lock-ins or restrictions in respect of any of the Group’s common shares which it will hold. It will, however, prior to disposing of any such common shares, engage in a consultative process with Anooraq, and endeavour to dispose of such common shares in Anooraq in a reasonable manner. Neither Pelawan nor any of shareholders of Pelawan have any pre-emptive rights in respect of RPM’s common shares in Anooraq.

3.  Operating Cash Flow Shortfall Facility (“OCSF”)

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at Bokoni, RPM provided Plateau with the Plateau OCSF which can be drawn up to a maximum of $110.3 million (ZAR 750 million) and is subject to certain annual draw down restrictions, in terms of quantum, during the first three years. The Plateau OCSF bears fixed interest at a rate of 15.84%, compounded quarterly in arrears. As at 30 September 2010, Plateau had drawn $48.2 million (ZAR 328 million) of the Plateau OCSF to meet its share of Bokoni’s funding requirements.

In addition, RPM has also made available to Bokoni $105.9 million (ZAR 720 million) (the “RPM OCSF”) subject to the same terms and conditions as the Plateau OCSF. As at 30 September 2010, Bokoni had drawn $46.3 million (ZAR 314.5 million) of the available $105.9 million (ZAR 720 million) of the RPM OCSF.

4.  Standby loan facility

Anglo Platinum has made available to Plateau a standby loan facility of an amount equal to 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in Plateau funding any repayment obligations it may have under the Debt Facility during its term. The standby facility will bear interest at the prime rate of interest in South Africa (currently 9.5%). As at 30 September 2010 no draw down has been made on the standby facility.  This standby loan facility will also be activated to the extent that free cash flow, after capital expenditure, at the Bokoni operations is generated during the anticipated interest roll up period between 1 July 2009 and 1 July 2012.

The shareholder loans in Bokoni Holdco and Bokoni acquired through the acquisition structures rank senior to other internal financing arrangements and are on consistent terms and conditions to the Debt Facility.

Security

The Debt Facility is secured through various security instruments, guarantees and undertakings provided by the Group against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base. The standby loan facility, Plateau OCSF and Plateau Preferred “A” shares rank behind the Debt Facility for security purposes.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

Management of the Bokoni Operations

Plateau and RPM entered into a shareholders’ agreement (“the Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be Historically Disadvantaged Persons (“HDPs”) in South Africa. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Anooraq, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum Ltd group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled capital repayments due by Plateau to Standard Chartered pursuant to the Debt Facility are made in accordance with the debt repayment profile of the Debt Facility (the "Initial Period"), Plateau's shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions.

Pursuant to the terms of the shared services agreements, Anglo Platinum provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. The Group, through Plateau, provides certain management services to Bokoni pursuant to service agreements entered into with effect from 1 July 2009.

Sale of Concentrate

Bokoni produces a metal in concentrate, all of which is sold to RPM in terms of a sale of concentrate agreement entered into between Plateau and RPM. This agreement has an initial five year term to 1 July 2014 and Plateau has the right to extend this agreement for a further five year term to 1 July 2019.

In terms of the sale of concentrate agreement, RPM receives metal in concentrate from Bokoni and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).

In addition, the Bokoni Holdco shareholders agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

Share Ownership Trusts

On 1 July 2009, Anglo Platinum donated $15.4 million (ZAR 103.8 million) to the Anooraq Community Participation Trust, of which $10.9 million (ZAR 79.2 million) was used to subscribe for 9,799,505 new common shares of Anooraq. The balance of Anglo Platinum Ltd’s contribution will be used to assist the communities impacted by Bokoni over the forthcoming periods.

Anglo Platinum contributed an amount of $6.8 million (ZAR 45.6 million) to the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”) to facilitate its establishment, and approximately $5 million (ZAR 36.3 million) of this amount was utilized by the ESOP Trust to subscribe for 4,497,062 common shares of Anooraq. The ESOP Trust is consolidated by Anooraq as a special purpose entity.

The above mentioned trusts subscribed for the common shares at a subscription price equal to $1.11, being the closing price of the common shares on the TSX Venture Exchange on the day prior to the announcement of the revised Bokoni Transaction terms. As a result of the subscription by these trusts, Anooraq received proceeds of approximately $16 million. The trusts hold the common shares along with other investments for the purpose of making distributions to their beneficiaries in accordance with their governing trust deeds.

1.2.2	Ga-Phasha Project

Prior to 1 July 2009, Anooraq owned a 50% interest in the Ga-Phasha Project governed by a joint venture agreement with Anglo Platinum. As of 1 July 2009, the joint venture terminated and Ga-Phasha Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, now owns the respective interest in and assets relating to the Ga-Phasha Project. As a result of the completion of the Bokoni Transaction, Anooraq effectively owns 51% of the Ga-Phasha Project.

With the completion of the Bokoni Transaction, Anooraq and Anglo Platinum decided to review the project development strategy as the acquisition of the adjacent Bokoni created a new assortment of synergies between the Ga-Phasha and Bokoni mineral properties. Management decided to initiate a review of the prefeasibility study that was in progress at the Ga-Phasha Project. Furthermore, additional drilling conducted between 2008 and 2009 necessitated an update of the geological models and a revised mine plan for the Ga-Phasha Project.

Anooraq has commissioned ExplorMine Consultants to update the geological model for Ga-Phasha and compile a new Mineral Resource Estimate.  Thereafter, the prefeasibility study will be updated to include synergies with Bokoni and investigate the potential of mining the Merensky Reef in the Ga-Phasha area.

1.2.3	Platreef Exploration Properties, Northern Limb

Anooraq holds interests in mineral rights (or “farms”) over 37,000 hectares that make up the Central Block, the Rietfontein Block, the Boikgantsho and Kwanda Projects (see below), collectively, known as the Platreef Properties.

Rietfontein Block

The Group has entered into a settlement agreement (the "Agreement") effective 11 December 2009 with Ivanhoe Nickel & Platinum Ltd. ("Ivanplats") to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC in South Africa. The

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

Agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the new Agreement are as follows:

•	Both parties abandon their respective claims under dispute forming the subject matter of arbitration.
•
The existing joint venture (“JV”) between the parties is amended such that the current Rietfontein JV is extended to incorporate a defined area of Ivanplats' adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JV ("the Extended JV").

•	Anooraq will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Anooraq.
•
Anooraq is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Anooraq has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Anooraq. On delivery of the feasibility study Anooraq may elect to either:

	-	Retain a participating interest of 6% in the Extended JV and finance its pro rata share of the project development going forward; or
-
Relinquish its participating interest of 6 % in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block

The Central Block consists of five farms or portions thereof, comprising a portion of Dorstland 768LR, Hamburg 737 LR, Elandsfontein 766 LR, Molokongskop 780 LR and Noord Holland 775 LR.

The Group is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Kwanda Project

On 16 May 2002, the Group completed a joint venture agreement with RPM for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex. In terms of the agreement, the Group acquired an initial 50% interest in the PGM rights to the twelve farms.

As of 1 July 2009, the joint venture terminated and Kwanda Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, owns the respective interest in and assets relating to the Kwanda Project. As a result of the completion of the Bokoni Transaction, Anooraq effectively owns 51% of the Kwanda Project.

The Group intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2010 at a cost of approximately $0.2 million.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

1.2.4	Boikgantsho Project

In November 2003, Anooraq, through its wholly-owned South African subsidiary, Plateau, entered into a joint venture agreement with Potgietersrus Platinum Limited (“PPL”) to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm.

As of 1 July 2009, the joint venture terminated and Boikgantsho Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, owns the interest in and assets relating to the Boikgantsho Project. As a result of the completion of the Bokoni Transaction, Anooraq effectively owns 51% of the Boikgantsho Project.

Historically, significant exploration drilling has been conducted at the project site which has led to the declaration of a Mineral Resource in the indicated and inferred categories. This Mineral Resource was the basis of a high level preliminary evaluation undertaken by Anooraq and published in February 2005. Though the preliminary evaluation was at a level where definitive economic evaluation could not be carried out, the results of the work undertaken showed that the project value was significant enough to warrant further study.

A review of the scoping study has been completed at a cost of approximately $0.1 million. The review indicated that further study is warranted to increase the value of the project.

Management commissioned the parties that conducted the review to proceed with a prefeasibility study (phase 2) of the Boikgantsho Project.

Phase 2 of the Boikgantsho Feasibility study has commenced.  The study is expected to cost approximately $1.45 million.  The prefeasibility study will be in a phased approach with specific milestone targets.

1.2.5	Mineral reserves and resources

The annual Mineral Reserve and Resource Statements for Bokoni, shown in the tables below, have been updated on 31 December 2009 by qualified persons B. Reddy (Anooraq executive-non-independent) and P. Stevenson (non-independent).

There has been no change in resources at the Ga-Phasha and Boikgantsho projects.

Note: The Mineral Resource Tabulation includes Reserves.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

 Table 1: Ore Reserve Tabulation for Bokoni as at 31 December 2009

Category	Reef Type	Total			Attributable to Anooraq
		Mt	4E Grade (g/t)	4E Oz (Moz)	Mt	4E Grade (Moz)
Proved	UG2	33.0	5.47	5.8	16.8	3.0
	Merensky	19.1	4.53	2.8	9.7	1.4
	Total	52.1	5.13	8.6	26.5	4.4

Probable	UG2	8.6	5.31	1.5	4.4	0.8
	Merensky	5.1	4.14	0.7	2.6	0.4
	Total	13.7	4.99	2.2	7.0	1.2

Notes: The qualified person responsible for the compilation of the Ore Reserve is B. Reddy.

The grade indicated is the mill delivered grade.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

 Table 2: Mineral Resources Tabulation

Category	Reef Type	Total			Attributable to Anooraq
		Mt	4E Grade (g/t)	4E Oz (Moz)	Mt	4E Grade (Moz)
Measured	Merensky	24.7	5.92	4.7	12.6	2.4
	UG2	108.9	6.75	23.6	53.5	12.0
	Total	133.6	6.59	28.3	68.1	14.4

Indicated	Merensky	29.0	5.73	5.3	14.8	2.7
	UG2	73.9	6.82	16.2	37.7	8.3
	Total	102.9	6.50	21.5	52.5	11.0

Measured + Indicated	All	236.5	6.55	49.8	120.6	25.4

Inferred	Merensky	92.0	5.55	16.4	46.9	8.4
	UG2	131.3	6.78	28.6	67.0	14.6
	Total	223.3	6.27	45.0	113.9	23.0

Notes: The qualified person responsible for the compilation of the Mineral Resource is P. Stevenson.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

1.3	Market Trends and Outlook

PGM metal prices decreased by 5% during the quarter when compared to the previous quarter. In addition, the strength of the South African Rand continued to weigh negatively on the Rand PGM basket price during this period. The net effect of this was that the Rand PGM basket price decreased by 8% during the quarter. This continued Rand strength is affecting operating margins negatively.

The global outlook for PGM demand remains positive in the medium term, with the white metals continuing to be viewed as late cycle recovery metals moving towards 2012 and onwards. This price recovery remains largely predicated upon expected renewed demand in vehicle sales and manufacturing in the US and European economies, together with sustained auto sector growth in emerging market economies.

1.4	Selected Annual Information and results of operations

For the years ended 31 December 2009 and 2008, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. Comparative balances for the year ended 31 December 2007 have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All figures are expressed in Canadian dollars.

	IFRS	IFRS	As per Canadian GAAP
Consolidated statements of financial position	As at 31 December 2009	As at 31 December 2008	As at 31 December 2007
Total assets	1,014,215,005	12,898,793	16,953,363

Non-current liabilities	777,605,509	12,967,753	9,806,636

Consolidated statements of comprehensive loss	Year ended 31 December 2009	Year ended 31 December 2008	Year ended 31 December 2007
Revenue	62,627,868	-	-
Cost of sales	(80,966,467)	-	-
Gross loss	(18,338,599)	-	-

Loss for the year	(51,780,529)	(13,970,096)	(14,296,131)
Basic and diluted loss per share	$ 0.12	$ 0.08	$ 0.08
Weighted average number of common shares outstanding	305,971,455	185,775,361	168,377,927

With effect from 1 July 2009, Anooraq transformed from an exploration and development company into the manager of an operating mine. This transformation was achieved through the Bokoni Transaction. The Bokoni Transaction is discussed in detail in the “Overview” section (Section 1.2). As a result of the acquisition of Bokoni on 1 July 2009, the financial position and results of operations of the Group have changed significantly.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

Statement of Financial Position

The net of total assets and non-current liabilities increased from ($0.1 million) as at 31 December 2008 to $236.6 million at 31 December 2009.

The major reason for the increase was due to assets and liabilities acquired in the Bokoni Transaction. A summary of the assets acquired and liabilities assumed at the acquisition date are as follows:

Fair Value
Property, plant and equipment	725,226,891
Capital work-in-progress	216,194,965
Cash deposits held in Platinum Producers Environmental Trust	2,356,993
Other non-current assets	741
Trade and other receivables	22,477,941
Cash and cash equivalents	3,576,912
Loans and borrowings (owing to RPM)	(493,666,666)
Deferred taxation	(231,040,913)
Provisions	(4,308,137)
Current tax payable	(123,034)
Trade and other payables	(30,845,374)
Total identifiable net assets at 1 July 2009	209,850,319

Statement of Comprehensive Income

The loss for the year ended 31 December 2009 increased from $14 million in the previous year to $51.8 million. The loss per share increased from 8 cents, for the year ended 31 December 2008, to 12 cents for the year ended 31 December 2009. The increase in the loss per share was not as significant as the increase in the loss for the year as a result of the effect of the change in the weighted number of common shares from 185.8 million, as at 31 December 2008, to 305.9 million as at 31 December 2009. The change in the weighted number of common shares was as a result of the issue of the cumulative convertible redeemable “B” preference shares issued during the year to partly facilitate the Bokoni Transaction.

The major contributors to the increase in the loss to $51.8 million for the year ended 31 December 2009 were:

•	A gross loss from mining activities of $18.3 million (2008 – nil).
Due to the Bokoni Transaction in 2009, the Company had revenue and cost of sales for the first time and made a gross loss for the first six months of trading.
•	Transaction costs of $10.4 million (2008 – nil).
These transaction costs included consulting and legal expenses relating to the Bokoni Transaction. During the year the Group adopted IFRS 3, Business Combinations (2008), which

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010 resulted in $1.6 million being expensed in Quarter 1 2009 relating to previously capitalised transaction costs.
•	Finance expenses of $20.3 million (2008 - $1.8 million).

The Bokoni Transaction was funded through a number of interest bearing loans, as discussed in section 1.2.1, resulting in increased finance expenses for the year. Refer to note 27 of the notes to the annual consolidated financial statements (available on SEDAR) for details of the individual liabilities to which the finance expenses relate.

•	Income tax (income) of $7.6 million (2008 – nil).

Due to the taxable losses and deductable expenditure incurred by the Group in 2009, a portion of the deferred tax liabilities acquired in the Bokoni Transaction was reversed to profit or loss. Refer to note 29 of the notes to the annual consolidated financial statements (available on SEDAR) for a reconciliation of the income tax for the periods.

Also refer to section 1.9 for a discussion of the quarterly results.

1.5	Liquidity

At 30 September 2010, the Group had available working capital, excluding restricted cash, of $36.4 million compared to available working capital of $35.8 million as at 30 June 2010.

As a result of the completion of the Bokoni Transaction, the Group secured additional financial resources and long term funding (as discussed under Financing the Bokoni Transaction – 1.2.1). The Group expects that the cash flows from the acquired mining operations and the additional financing secured through the OCSF will be sufficient to meet its ongoing operational and capital cash requirements to fund Bokoni through its high growth phase to 2014.

The Group has the following long-term contractual obligations as at 30 September 2010:

	Payments due by period
	Total	Less than one year	2 to 3 years	4 to 5 years	Later than 5 years
Capital commitments	6.6	6.6	-	-	-
Long-term debt *	1,135.2	-	79.9	902.1	153.2
Operating lease commitments	0.9	0.4	0.5	-	-
Purchase obligations	3.4	1.8	1.6	-	-
Derivative liability	4.8	-	4.8	-	-
Total	1,150.9	8.8	86.8	902.1	153.2

*Includes scheduled interest payments

The Group’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at Bokoni (to the extent that internal cash flows from mine operations at Bokoni are insufficient for this purpose).

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

Default on borrowings would occur if legal obligations according to loan agreements are not met. Defaults would include:

•	Failure to make scheduled payments.
•	Violation of loan covenants.

Based on the Group’s business plan with production outputs increasing to 240,000 PGM ounces per annum by 2014 and costs reducing to US$801 per PGM ounce, cash flows are expected to be positive, and the Group is expected to service its loan obligations.

1.6	Capital Resources

Anooraq's sources of capital are primarily debt and equity.

The Group's access to capital sources is dependent upon general commodity and financial market conditions. The Group has secured sustainable long term funding to meet its operating and capital obligations through to 2014. The Group’s cash balance as at 30 September 2010 was $30.9 million.

In addition to its cash resources the Group has access to various committed debt facilities from senior bank lenders and Anglo Platinum. All of the Group’s debt facilities have been negotiated such that it is not obliged to commence with mandatory repayments of any loan capital amounts drawn and/or any refinancing of these loans during the first three years during which it has management control at Bokoni (1 July 2009 – 1 January 2012). The reason for this capital repayment “holiday” period is that Bokoni is currently in a highly capital intensive project expansion growth phase until it reaches its phase 1 steady state of production of 160,000 tpm (240,000 PGM ounces per annum) expected in 2013. Thereafter, capital repayments will commence on the Debt Facility and the Group will undertake a refinancing of the Anglo Platinum debt facilities as and when market conditions allow it to do so.

A summary of the Group’s debt facilities as at 30 September 2010 is as follows:

	Balance at 30 September 2010	Total available facility	Un-utilized portion of facility
	$ million
Senior debt facility	83.5	110.3	26.8
OCSF	93.8	216.2	122.4
RPM Funding loan	84.1	106.0	21.9
“A” preference share facility	396.8	396.8	-
Other	5.8	5.8	-
Total	664.0	835.1	171.1

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

In addition to the facilities above, Anglo Platinum made available to Plateau the standby facility for up to a maximum of 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during its term.

See a discussion of these debt facilities in Section 1.2.

1.7	Off-Balance Sheet Arrangements

The Group has not entered into any off-balance sheet transactions.

1.8	Transactions with Related Parties
(i)
At 31 December 2009, Hunter Dickinson Services Inc. ("HDSI") was a related party as it was a private company owned equally by several public companies, one of which was the Company. During the period, Hunter Dickinson Inc (a corporation incorporated under the laws of British Columbia) negotiated the repurchase of all the outstanding shares of HDSI from other HDSI shareholders, including the Company.  The purchase price was $1. As at 30 September 2010, HDSI is not considered a related party.

(ii)
Rustenburg Platinum Mines (“RPM”): The Group concluded a number of agreements with respect to services at Bokoni with RPM, a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Bokoni Holdco, on 28 March 2008. These agreements were amended on 13 May 2009 and include a limited off-take agreement whereby Bokoni sells the concentrate produced at the mine to RPM at market related prices.

Pursuant to the terms of various shared services agreement, the Anglo American plc group of companies will continue to provide certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services.

Transactions with Rustenburg Platinum Mines during the nine months ended 30 September 2010 are summarized below:
		Concentrate sales	$105.0 million	(2009 – $27.8 million)
		Cost of sales*	$8.9 million	(2009 – $3.9 million)
		Administration expenses	$3.1 million	(2009 – $0.2 million)
		Finance expense	$45.3 million	(2009 – $13.7 million)
(before interest capitalised)
The following balances were outstanding to/ (from) RPM at 30 September 2010:
		Loans and Borrowings	$580.5 million	(2009 – $458.2 million)
		Trade and other payables	$3.6 million	(2009 – $5 million)
		Trade and other receivables	$22.1 million	(2009 – 22.2 million)

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

* - included in cost of sales are the following:
		Metal accounting services	$0.4 million	(2009 – $0.2 million)
		Supply chain services	$7.9 million	(2009 – $2.2 million)
		Treatment of Anglo ore	($0.7) million	(2009 – ($0.6 million))
		Other	$1.3 million	(2009 – $2.1 million)
			$8.9 million	(2009 – $3.9 million)
(iii)
Pelawan is the Group’s controlling shareholder. The Group was obligated to pay all of the Bokoni Transaction expenses incurred by Pelawan Investments out of the funding for the transaction that was provided from Anglo Platinum. A special committee appointed by the Anooraq Board of Directors and the Anooraq Audit Committee approved the payment of the Pelawan transaction expenses from the proceeds. The Group paid Pelawan Investments costs owing to Rand Merchant Bank of $1.6 million and legal costs of $0.1 million during the year ended 31 December 2009.

1.9	Summary of Quarterly Results

Q3 2010 Highlights

The focus this quarter was to increase production on a lower cost base established in the previous quarter. There have been significant improvements in production parameters quarter on quarter, with the mine producing record square meters (“m2”) mined of 22,139 for the month of September 2010. Problems with throughput at the concentrator continued in the quarter, resulting in lower tonnes milled and an increase in ore stockpile levels.

•
Total m2 mined increased by 5% quarter on quarter. Tonnes delivered to the mill increased 4% to 282,173 tonnes quarter on quarter as a result of higher m2 mined and a 48% increase in vamping activities.

•
Bokoni improved development by 2% quarter on quarter. A key focus area at Bokoni was to increase secondary development to re-establish panels that intersected potholes. The mine made excellent progress in this regard with Immediately Available Reserves (IMA) increasing quarter on quarter.

•
The built up head grade at Bokoni increased by 8% to 4.11 g/t from 3.79 g/t in the previous quarter. The increase was due to an increase in grade delivered to the concentrator as well as a significant improvement of recovery grades at the concentrator.

A comparison is provided of the quarter ended 30 September 2010 against the quarter ended 30 June 2010.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

 Bokoni Production Statistics:

		Q3 2010	Q2 2010	% Change
4E oz produced	Oz	28,829	29,926	(4%)
Tonnes milled	T	252,862	283,637	(11%)
Built-up head grade	g/t milled,4E	4.11	3.79	8%
UG2 mined to total output	%	30	34.3	(13%)
Development meters	M	2,840	2,791	2%
R/t Operating cost/ton milled	ZAR/t	1,034	942	(10%)
R/4E Operating cost/4E oz	ZAR/4E oz	9,057	8,916	(2%)
Total labour (mine operations)	Number	4,674	4,618	(1%)

Summary of quarterly financial results:

				Restated	Restated	Restated
$ Million	30 Sep 2010	30 Jun 2010	31 Mar 2010	31 Dec 2009	30 Sep 2009	30 Jun 2009	31 Mar 2009	31 Dec 2008
Revenue	34.5	38.4	32.2	34.8	27.8	-	-	-
Cost of sales	(44.5)	(40.9)	(35.6)	(40.5)	(40.5)	-	-	-
Gross loss	(10.0)	(2.5)	(3.4)	(5.7)	(12.7)	-	-	-

Loss for the period	(28.1)	(19.9)	(13.2)	(18.6)	(18.7)	(10.8)	(3.7)	(2.5)

Basic and diluted loss per share ($)	(0.04)	(0.03)	(0.02)	(0.03)	(0.04)	(0.06)	(0.02)	(0.01)
Weighted number of common shares outstanding (million)	425	425	425	305	245	186	186	185

Restatement of previously reported quarterly financial results:

$ Million	30 Sep 2009	30 Jun 2009	31 Mar 2009
(i) Loss for the period
As previously reported	(14.8)	(5.2)	(2.1)
Transaction costs expensed (1)	-	(5.6)	(1.6)
Other income (2)	(3.9)	-	-
As restated	(18.7)	(10.8)	(3.7)

(1)
The Group early adopted IFRS 3, Business Combinations (2008), for all business combinations occurring in the financial year commencing 1 January 2009. As a result of the change in accounting policy, transaction costs previously capitalized during the quarters ended 31 March 2009 and 30 June 2009 were expensed.

(2)
As a result of an inadvertent accounting error during the quarter ended 30 September 2009, other income was overstated by $3.9 million. Loans and borrowings at 30 September 2009 were understated by the same amount as a result of the error.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

30 Sep 2009
(ii) Cost of sales
As previously reported	(34.6)
Reclassification	(5.9)
As restated	(40.5)

Depreciation was reclassified to cost of sales as it is more closely aligned to the production process. The reclassification had no impact on earnings.

(iii)   Basic and diluted loss per share

In addition to the restatement of the loss for the quarter ended 30 September 2009, basic and diluted loss per share have also been restated for a change in the weighted average number of shares due to an inadvertent error in the calculation of the weighted average number of shares.

Revenue

The mine concentrator milled 252,862 tonnes this quarter, which is 11% lower than the 283,637 tonnes milled the previous quarter.  As a result of the lower tonnes milled, the mine produced 1,097 4E (includes Platinum, Palladium, Rhodium and Gold) ounces less than the previous quarter.

•
Revenue from the sale of concentrate was $34.5 million (R242.3 million) compared to the previous quarter of $38.4 million (R281.4 million). The decrease in revenue of $3.9 million is mainly due to the lower production as a result of the operational and maintenance challenges experienced at the concentrator.

•
The PGM basket price for the quarter was 8% lower than the basket price achieved the previous quarter. The basket price for the current quarter was US$1,201 (R8,804) compared to US$1,269 (R9,587) for the previous quarter.

Cost of Sales

Cost of sales of $44.5 million was $3.6 million higher than the previous quarter’s cost of sales of $40.9 million. The main reason was the increase in depreciation as a result of a useful life review.   On a cost per ton basis, production cost was US$141 (R1,034) per ton as compared to US$125 (R942) per ton the previous quarter, an increase of 13% in dollar and in rand terms.

Exchange rate

The average Rand to Canadian Dollar exchange rate for the quarter was R7.20, a decrease of 1.9% compared to the average exchange rate of the previous quarter of R7.34.

Finance expense

Finance expense for the quarter was $18.9 million compared to the previous quarter of $17.3 million. The reason for this increase was the increase in the OCSF draw downs and compounded interest on the funding loan facilities.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

Safety

The Group’s Lost Time Injury Frequency Rate (“LTIFR”) declined to 1.33 in the third quarter from 0.77 in the second quarter of 2010.  Management remains committed to safety at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues.

Production

Bokoni Mine improved its Q3 2010 performance on volume in both the m² and Tonnes Milled metrics.  The m² improved by 5% and tonnes delivered increased by 4% quarter on quarter.

Vamping has improved by 48% quarter on quarter from 13,119 tonnes in Q2 2010 to 19,441 tonnes in Q3 2010.

Development

Total development at Bokoni improved by 2% quarter on quarter and continues to show an upward trend. The mine continues to focus on development to create more mineable face length and increase flexibility.

Capital

Total capital expenditure for the third quarter was $7.1 million, comprising 2% sustaining capital and 98% project expansion capital.

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act, which imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources, came into operation on 1 March 2010.

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced.  The predetermined percentage = 0.5 + [(EBIT (earnings before interest and tax) x 9)/gross sales].  The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni Platinum Mines (Pty) Ltd.

The payments in respect of the royalty are due in three intervals:

•	6 months into the financial year (30 June) – calculation based on actual and estimated figures, and a first provisional payment based on this;
•	12 months into the financial year (31 December) – calculation based on actual and estimated figures, and a second provisional payment based on this;
•	6 months after the financial year (30 June) – true up calculation done, and a final payment.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

The calculated royalty tax percentage for Bokoni for 30 June 2010 was the minimum percentage of 0.5%, and the resulting royalty payment amounted to $0.2 million.  This payment represents four months, since the Act came into effect on 1 March 2010.  The second provisional payment for 31 December will be reflective for a six month period.

Power Tariff Increases

The National Energy Regulator of South Africa (NERSA) has released its decision on Eskom’s tariff increase applications. The effect of this decision is that power tariff increases in South Africa will be effected over a three year period as follows:

2010/2011	:	24.8%
2011/2012	:	25.1%
2012/2013	:	25.9%

The net effect of this decision is that current power input costs at mining operations in South Africa will increase by approximately 100% over the next three years. Bokoni operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise between 5% (summer tariffs) and 8% (winter tariffs) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% over the next 3 years. Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

1.10	Proposed Transactions

At the current time, there are no reportable proposed transactions.

1.11	Critical Accounting Estimates

The Group’s accounting policies are presented in note 4 of the audited financial statements for the year ended 31 December 2009, which have been publicly filed on SEDAR at www.sedar.com.

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the notes to the financial statements for the year ended 31 December 2009 where applicable.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

These estimates include:

Taxation

The Group applies significant judgment in determining provisions for income taxes and deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

The Group provides deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes, unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of the Group’s net deferred tax assets assumes that the Group will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Impairment of Mining Assets

The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined by utilizing discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.

Key assumptions for the calculations of the mining assets' recoverable amounts are the forward platinum group metal prices and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward platinum group metals prices. The life-of-mine plans are based on proven and probable reserves and have been approved by the Group.

During the 2009 fiscal year, the Group calculated the recoverable amounts based on updated life-of-mine plans and a South African discount rate of 16.48%.

Refer to note 7 of the annual financial statements for details of key assumptions used in the 2009 impairment testing.

Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. There were no impairment indicators identified during the quarter ended 30 September 2010.  Management used the same price assumptions as at 31 December 2009. All mining assets, including goodwill, are allocated to one cash generating unit.

Should management's estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

•	Changes to proven and probable ore reserves;
•	The grade of the ore reserves may vary significantly from time to time;

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

•	Review of strategy;
•	Differences between actual commodity prices and commodity price assumptions;
•	Unforeseen operational issues at the mine;
•	Changes in capital, operating, mining, processing and reclamation costs.

Exposure and liabilities with regards to rehabilitation costs

Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Group's environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a South African inflation rate of 5.2% and the expected life of the mine according to the life-of-mine plans in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 8.4% based on recent yields determined on government bonds.

Fair value of share based payments

The fair values of options granted are determined using a Black-Scholes valuation model. The significant inputs into the model are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 36 of the annual financial statements for the year ended 31 December 2009 for details on each the share option and share appreciation schemes and assumptions used.

Inventory – Stockpiles

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Assessment of contingencies

Contingencies will only realize when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Mineral resources and reserves

Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from the Group's properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

Because the economic assumptions used to estimate the mineral reserves change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect the Group's financial results and financial position in a number of ways, including:

•	Asset carrying values may be affected due to changes in estimated cash flows;
•	Depreciation and amortization charged to profit or loss may change as they are calculated on the units-of production method; and
•	Environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

1.12	Changes in Accounting Policies including Initial Adoption

Changes in accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2009 (available on www.sedar.com), except for the following standards and interpretations adopted in the current financial year:

•	Amendments to IAS 39, Eligible hedged items
•	Amendments to IFRS 2, Share-based payments: vesting conditions and cancellations
•	IFRIC 17, Distribution of Non-cash assets to owners
•	Various improvements to IFRS in 2010

There was no significant impact on the condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

New standards not yet adopted

The following standards and interpretations are issued but not yet effective and applicable to the Group:

•	IAS 24 (revised), Related party disclosures
•	IAS 32 amendment, Financial Instruments: Presentation: Classification of Rights Issues
•	IFRS 1 amendment, First-time adoption of International Financial Reporting Standards
•	IFRS 9, Financial instruments

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

•	IFRIC 14 amendment, Prepayments of a Minimum Funding Requirement
•	IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments

The Group is currently evaluating the impact, if any, that these new standards will have on the consolidated financial statements.

1.13	Financial Instruments and Risk Management

Financial instruments

The Group’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other loans and receivables, and the following financial liabilities: loans and borrowings, trade and other payables, and certain derivative instruments. Financial instruments are initially measured at fair value when the Group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.

Financial assets

The Group’s financial assets comprise primarily of cash and cash equivalents and trade and other receivables.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest rate method. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments) and restricted cash.

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash (discussed below).

Restricted cash consists of cash held through investments in the ESOP Trust.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the recognition of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

Non-derivative financial liabilities

Loans and borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method. Loans and borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

The Group holds derivative financial instruments to hedge its interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred.

Financial risk management activities

The Group’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk. The Group may use derivative financial instruments to hedge certain risk exposures.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade receivables represents sale of concentrate to Rustenburg Platinum Mines Limited in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. The Group has no collateral against these receivables.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. This is facilitated via an operating cash flow shortfall facility ("OCSF"). The Group’s cash and cash equivalents are invested in business accounts which are available on demand.

The Group operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank. A portion of the Group’s funding for its South African operations consists of loans advanced to its South African incorporated subsidiaries and it is possible the Group may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank.

Interest rate risk

The Bokoni Transaction was partially financed by a $110.3 million (ZAR 750 million) Debt facility from Standard Chartered provided to Plateau, of which $73.6 million (ZAR 500 million) was drawn down on 1 July 2009. The remaining $36.8 million (ZAR 250 million) is available for interest roll-up during the next 3 years. The term of the Senior debt facility is nine years with an interest and capital repayment holiday during the first three years. The Senior debt facility bears interest equal to the Johannesburg Inter Bank Agreed Rate (6.575% at 30 September 2010) plus 4.5% applicable margin and 1.27% mandatory cost.

The Group has entered into an interest rate swap arrangement with Standard Chartered Bank to fix the variable interest rate on $73.6 million (ZAR 500 million) of the principal amount of the loan at 14.695% which arrangement expires on 31 July 2012.

A 100 basis point change in the interest rate for the three months ended 30 September 2010 on the Standard Chartered loan and the RPM loan would have changed the loss for the year by approximately $0.3 million and the amount capitalized to property, plant and equipment by $0.04 million. This analysis assumes that all other variables remain constant.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

Foreign currency risk

The Group from time to time enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, the Group is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Group has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within  the  Group,  certain  loans  between  Group  entities  amounting  to  $49.1  million  are  exposed  to  foreign  exchange fluctuations. A 10% change in the CDN/ZAR exchange rate at 30 September 2010 would have resulted in an increase/decrease of $4.9 million in equity. The Group has no significant external exposure to foreign exchange risk.

Commodity price risk

The value of the Group’s revenue and resource properties depends on the prices of PGM’s and their outlook. The Group currently operates Bokoni. The Group does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Group’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Capital risk management

The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of the Group in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that the Group remains in a sound financial position.

The Group manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or borrowings from RPM or hybrids thereof. The Group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

There were no changes to the Group’s approach to capital management as at 30 September 2010.

Debt Arrangements

Refer to Section 1.2 for details of all debt arrangements.

1.14	Other MD&A Requirements

Additional information relating to the Group including the Group’s Annual Information Form dated 30 March 2010 is available on SEDAR (www.sedar.com)

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

1.15	Internal Controls over Financial Reporting Procedures

The Group's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Group’s internal control system was designed to provide reasonable assurance to the Group’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Group.
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group.

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There were no significant changes in internal controls over financial reporting that occurred during the period ended 30 September 2010 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at 30 September 2010 under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

1.16	Disclosure of Outstanding Share Data.

The Group has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 (2008: 18,300,000) common shares. In 2009, the Group increased the number of shares reserved for issuance under the Plan from 18,300,000 to 32,600,000. As at 30 September 2010, 15,156,000 options were outstanding.

During the 2009 year the Group issued 6,156,000 share options with a weighted average exercise price of 0.86. Options outstanding and exercisable at 30 September 2010 were as follows:

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended 30 September 2010

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
17 December 2010	$ 1.29 #	1,285,000	1,285,000	0.2
15 October 2012	$ 1.29 #	4,271,000	4,271,000	2.0
25 June 2013	$ 1.29 #	916,000	916,000	2.7
30 June 2013	$ 1.29 #	1,410,000	1,410,000	2.8
25 June 2014	$ 0.96	1,024,000	1,024,000	3.7
30 November 2016	$ 0.84	5,010,000	-	6.2
1 May 2017	$ 1.68	500,000	-	6.6
1July 2017	$ 1.05	260,000	-	6.8
1 August 2017	$ 1.11	480,000	-	6.8
Total		15,156,000	8,906,000
Weighted average exercise price		$ 1.12	$1.25

# - The options were re-priced to $1.29 on 30 June 2009.

As at 30 September 2010, the issued share capital of the Group was 201,763,472 common shares.

Document 3

ANOORAQ RESOURCES CORPORATION
Form 52-109F2
Certification of interim filings - full certificate

I, Philip Kotze, President and Chief Executive Officer of Anooraq Resources Corporation, certify the following:

1.
Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Anooraq Resources Corporation (the “issuer”) for the interim period ended September 30, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
	a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
		i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: N/A
5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2010 and ended on September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 11, 2010

/s/ P. Kotze
_______________________________
Philip Kotze
President and Chief Executive Officer

Document 4

ANOORAQ RESOURCES CORPORATION
Form 52-109F2
Certification of interim filings - full certificate

I, De Wet Schutte, Chief Financial Officer of Anooraq Resources Corporation, certify the following:

1.
Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Anooraq Resources Corporation (the “issuer”) for the interim period ended September 30, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
	a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
		i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: N/A
5.3	Limitation on scope of design: N/A
6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2010 and ended on September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 11, 2010

/s/ D. Schutte
____________________________
De Wet Schutte
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION
(Registrant)
Date:	November 11, 2010	By:	/s/ De Wet Schutte
			Name:	De Wet Schutte
			Title:	Chief Financial Officer